

December 21, 2011

Via E-mail
Mr. Daniel T. Poston
Executive Vice President and CFO
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, Ohio 45263

> **Re: Fifth Third Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 8-K filed October 20, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 001-33653**

Dear Mr. Poston:

We have reviewed your response dated November 21, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Home Equity Portfolio, page 52

1.   We note your response to prior comment one and the additional disclosure you propose to include in future filings. Given that as of September 30, 2011, approximately $7.5 billion

of your home equity portfolio is related to second liens, and of that amount, approximately $5 billion is related to loans for which you do not own or service the first lien, please address the following:

- In your proposed disclosure, you state that the credit risk characteristics are of sufficient similarity that additional portfolio segmentation is not necessary. Please tell us how you considered the fact that collateral levels may be different for home equity loans in the first lien position as compared to the second lien position. As part of your response, tell us whether your first liens have significantly lower Loan-to-Value (LTV) ratios than second liens.

- Your proposed disclosure indicates that you use a trailing twelve month historical loss rate that is adjusted for certain prescriptive loss rate factors and certain qualitative adjustment factors to reflect risks associated with current conditions and trends. Your disclosure also states that the prescriptive loss rate factors include adjustments for product mix. Please tell us whether you observed differences in delinquency and loss trends for loans in the first lien and second lien position. Describe the reasons for any differences, including whether they were due to the fact that borrowers may have continued to pay on their second lien loan in order to keep the line available. If so, please tell us whether you have considered creating a second pool for loans in the second lien position.

- Tell us in more detail how the prescriptive loss rate factors were incorporated into your historical loss rates. For example, tell us and expand your disclosure in future filings to discuss how the prescriptive loss rate factors consider the fact that some of the factors (e.g., delinquency trends, LTV trends, refreshed FICO score trends, and product mix) may disproportionately affect loans in the first lien position as compared to the second lien position. Also, discuss any trends in how the prescriptive loss rate factors have changed over time.

2. We note your response to comment three in the response letter dated August 15, 2011 that you evaluate the home equity portfolio based upon characteristics you have determined to be the most relevant (e.g., origination LTVs and geography), and the credit performance of second lien home equity loans is substantially similar regardless of whether you service the first lien loan. Given your reliance on origination LTVs in order to evaluate the second lien home equity portfolio, please tell us whether you are able to further disaggregate LTVs less than or equal to 80% and greater than 80% by first and second liens, and if so, revise your disclosure in future filings to include such disaggregation.

3. In light of your proposed disclosure that prescriptive loss rate factors in your ALLL methodology for the home equity portfolio include adjustments for refreshed FICO score trends among other information, and in order to promote further transparency of the

credit quality of your home equity portfolio, please revise your disclosure in future filings to provide disaggregated FICO information for your home equity portfolio. Specifically, please disaggregate your portfolio into multiple buckets based on FICO scores (e.g., 620 and below, 621 to 719, and 720 and above or some other reasonable method of stratification). To the extent that you are able to disaggregate FICO scores by first and second liens, please do so. Also, tell us how you considered whether this would be an appropriate credit quality indicator to disclose in your Notes pursuant to ASC 310-10-50-28 and 50-29.

4.   Refer to your response to comment three in the response letter dated August 15, 2011. Please revise your disclosure in future filings to state that you are unable to track the performance of first lien loans that you do not service. Note that we were not able to find this disclosure in your Form 10-Q for September 30, 2011 as stated in your response.

Form 8-K Filed October 20, 2011

Exhibit 99.1

5.   We note your disclosure that EPS is up 14 percent versus $0.35 per share in 2Q11, and up 82 percent versus $0.22 per share in 3Q10. However, you do not discuss what appears to be the primary driver of the increase in your EPS versus 3Q10 until page 11, which is the $370 million or 81% decrease in your provision for loan and lease losses. In this regard, please confirm that in future filings, including Forms 10-K and 10-Q, you will prominently and clearly disclose the primary driver of your increase/decrease in EPS, particularly when it is due to changes that may not be sustainable such as the reduction in your allowance for loan and lease losses.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Notes to Condensed Consolidated Financial Statements

6. Credit Quality and the Allowance for Loan and Lease Losses

Troubled Debt Restructurings, page 72

6.   We note your troubled debt restructuring (TDR) disclosures quantifying subsequent defaults that occurred during the three and nine months ended September 30, 2011 and within 12 months of the restructuring date. We also note your disclosure on page 69 that indicates you perform an individual review on loans that are restructured in a TDR. Please revise your disclosure in future filings to clarify whether your individual review of TDRs includes an assessment of whether the TDR has subsequently defaulted and how such defaults are factored into the determination of your allowance for the relevant portfolio segments. Refer to ASC 310-10-50-34(b).

You may contact Staci Shannon at (202) 551-3374 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief